Mail Stop 3561

December 18, 2006

<u>Via Fax & U.S. Mail</u>

Sergio Marchionne
Chief Executive Officer
Fiat, S.p.A.
Via Nizza 250
Turin L6 10126
Italy

> **Re: Fiat, S.p.A.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-10108**

Dear Mr. Marchionne:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Sergio Marchionne
Fiat, S.p.A.
December 18, 2006
Page 2

Form 20-F for the fiscal year ended December 31, 2005

Item 3. Key Information
Selected Financial Data, page 5

1.   Please revise your Selected Financial data to include disclosure of your revenues,
        operating income, and total assets as determined in accordance with US GAAP
        for all periods presented in your selected financial data. Refer to the requirements
        outlined in Instruction 2 to Item 3.A. of Form 20-F.

Capital Resources, page 92

2.   We note the disclosure on page 92 indicating that at December 31, 2005, the
        Company's receivables included receivables sold and financed through both
        securitization and factoring transactions of €9,604 million which do not meet IAS
        derecognition requirements and must therefore be recorded on the balance sheet
        even though they have been legally sold. Please tell us how you account for these
        receivables sold and securitized for US GAAP purposes. As part of your
        response, please explain in detail your basis and rationale for the treatment used
        for US GAAP purposes. We may have further comment upon receipt of your
        response.

Contractual Obligations, page 94

3.   We note that the amount of long-term debt reflected in the table of contractual
        obligations on page 94 does not agree to the amount reflected in the December 31,
        2005 balance sheet on page F-3. Please tell us the reasons for this difference and
        please reconcile and revise these disclosures in any future filings.

Consolidated Balance Sheet, page F-3

4.   We note the presentation in your consolidated balance sheet of the captions
        entitled "total assets adjusted for asset-backed financing transactions" and "total
        stockholders' equity and liabilities adjusted for asset-backed financing
        transactions." Please explain why you believe the presentation of these captions
        is appropriate and in accordance with the guidance in IAS 1 of other relevant
        technical accounting literature. We may have further comment upon review of
        your response.

Consolidated Statement of Cash Flows, page F-4

5.   We note that you have presented the various cash flows associated with the sales
        of vehicles with a buy-back commitment on a net basis in a single line item in the

operating activities section of your consolidated statement of cash flows. Please explain in further detail why you believe it is appropriate to present these cash flows on a net or combined basis in your statement of cash flows. Your response should explain why you believe the treatment used is in accordance with paragraph 22 of IAS 7.

Consolidated Statements of Cash Flows, page F-4

6.   We note your net presentation of "(gains) losses and other non-monetary items" under cash flows from (used in) operating activities and "net change in financial payables and other financial asset/liabilities" under cash flows from (used in) financing activities. We note that you disclose in footnote (a) that this includes, amongst other items, unusual financial income of €858 million and a gain of €878 million realized from the sale of investment. In this regard, please describe for us in greater detail the individual items and amounts which comprise the (gains) losses and other non-monetary items and the net changes in financial payables and other financial assets/liabilities and explain to us how your net presentation of such amounts meets the criteria outlined in paragraph 22 of IAS 7 for reporting cash flows on a net basis.

Significant Accounting Policies, page F-7
Scope of Consolidation, page F-21

7.   We note from your disclosure on page F-22 that you completed certain acquisitions and divestitures during fiscal 2005 and that you present the effect of the acquisitions and divestitures on the Group's assets and liabilities in the aggregate. Please tell us whether any of the acquisitions were considered individually material and if so, revise future filings to include all disclosures required by paragraph 67 of IFRS 3. If none of the acquisitions were individually material, then the information provided by paragraph 67 should be disclosed in the aggregate for business combinations effected during the reporting period that are individually immaterial and future filings should be revised, accordingly.

(5) Other income (expense), page F-25

8.   Reference is made to the amounts included in Other income relating to the "release of excess provisions" of €177 and €104 million and "prior period income" of €294 and €352 million at December 31, 2005 and 2004, respectively. Please describe for us in greater detail the nature, facts and circumstances which resulted in the release of excess provisions and the recognition of prior period income. As part of your response, please explain why you believe it is appropriate to recognize such amounts in fiscal 2005 under both IRFS and US GAAP. Please similarly address the amounts included in Other expenses relating to the "Prior period expenses" of €186 and €220 million at December 31, 2005

and 2004, respectively. Also, describe for us in greater detail the nature of the amounts relating to "Charges for other provisions" of €533 and €450 million at December 31, 2005.

(8) Other unusual income (expenses), page F-26

9.   Please explain in further detail why as part of your agreement with General Motors to terminate the 2000 master agreement that had governed your former industrial alliance (the "Master Agreement") and related joint ventures, GM was required to pay €1.56 billion for which you recognized a gain of €1,134 million. Also, tell us how you calculated the gain and why gain recognition was considered appropriate. Also, please indicate whether this gain was also recognized under US GAAP and if so, explain why you believe the treatment was appropriate.

(12) Earnings per share, page F-32

10.   Please tell us and revise future filings to explain how the profit attributable to ordinary and preference shares and saving shares are determined in your calculation of earnings per share.

 (25) Stockholders' equity, page F-51
(i) Capital Stock, page F-52

11.   Reference is made to your disclosure regarding the "Fiat ordinary share warrants 2007" on page F-53. Please clarify for us whether any of the "Fiat ordinary share warrants 2007" are currently outstanding as of December 31, 2005 and if so, tell us and revise future filings to disclose the number of warrants issued and outstanding, and how such warrants are valued and accounted for within the financial statements under both IFRS and US GAAP. Your response and revised disclosure should include the significant terms and conditions of the warrants including the warrant exercise price and maximum amount set for which the warrant holder may receive in cash the difference between the average official market price in December 2006 and warrant exercise price in lieu of Fiat shares to be issued. We may have further comment upon receipt of your response.

(26) Provision for employee benefits, page F-61

12.   Reference is made to your disclosure regarding the changes in scope of consolidation and other changes. Please explain to us and revise future filings to disclose in further detail the type of changes made to the plans which led to the release of provisions of €106 million to income during 2005.

(27) Other provisions, page F-66

13.   Reference is made to the amount representing the provision for "Other risks" in the amount of €3,143 and €2,368 million at December 31, 2005 and 2004, respectively. Please explain to us and revise future filings to describe in further detail the nature and the amounts of the provisions set aside by the individual companies for contractual and commercial risks and disputes. Your response and revised disclosure should also address how each significant component of the provision is calculated or determined.

(32) Guarantees granted, commitments and contingent liabilities, page F-73

(ii) Other commitments and important contractual rights, page F-73

14.   We note your disclosure related to the put option issued in connection with the sale of shares representing 51% of Fidis Retail Italia to Synesis Finanziaria S.p.A. Please tell us whether the issuance of the put option resulted in any accounting consequence under either IFRS or US GAAP and if so, describe for us how the put option issued to Synesis Finanziaria was valued and accounted for within the financial statements. If no accounting was required, please explain why and provide us with the authoritative literature which you relied upon in determining the appropriate accounting treatment. Further, we also note a tag along option exists in the event there is a change of control of Fiat or Fiat Auto subsequent to January 31, 2008. Please similarly explain how the tag along option has been valued and accounted for within your financial statements and provide us with the basis for your conclusions.

15.   We note that you are subject to a put contract with Renault in connection with their investment in Teksid as disclosed on pages F-74 and F-75. Please tell us and revise future filings to disclose in greater detail how the put option has been valued and accounted for within the financial statements under both IFRS and US GAAP and provide us with the basis for your conclusions.

(v) Contingent liabilities, page F-75

16.   We note in connection with significant asset divestitures carried out in fiscal 2005 and in prior years you provided for indemnities to purchasers relating to contingent liabilities in existence at the time of sale, as well as breach of representations and warranties and other matters, and at December 31, 2005, the potential obligations with respect to these indemnities are approximately €750 million; however, it is unclear to us from your disclosures whether any amounts relating to potential obligations have been accrued. In this regard, please advise and revise future filings to disclose whether you have accrued for any amounts under both IFRS and US GAAP. Your response and revised disclosure should

include how you calculated or determined any provision recognized and why you believe the amount accrued or lack thereof, is deemed appropriate.

Note (38) Significant differences between IFRS and United States generally accepted accounting principles (US GAAP), page F-86

General

17.   Given the significant differences that exist between your net income and stockholders' equity determined in accordance with IFRS and US GAAP at both December 31, 2005 and 2004, please consider revising future filings to include condensed financial statements for each period presented in accordance with US GAAP. At a minimum, future filings should be revised to include disclosure of your operating income as determined in accordance with US GAAP for each period presented along with a discussion of any items that are accounted for and/or classified differently between IFRS and US GAAP.

18.   We note from the disclosure on page F-88, that the Company had accumulated other comprehensive income aggregating €48 million and €143 million, respectively at December 31, 2004 and 2005, associated with available for sale securities. Please revise the notes to the Company's financial statements in future filings to include all of the disclosures required by paragraphs 19 through 22 of SFAS No.115, as applicable, with respect to the Company's available for sale securities as of each balance sheet date presented.

Description of reconciling items

(b) Expensing of development costs recognized as intangible assets, net, page F-89

19.   Please revise the reference to US GAAP accounting literature provided in footnote 38b to refer to SOP 98-1 which deals with accounting for the costs of computer software developed or obtained for internal use, rather than SOP 81-1, which deals with accounting for performance of construction-type and certain production-type contracts.

(d) Employee benefits, page F-92

20.   Please tell us and revise the notes to your financial statements in future filings to quantify the impact that each of the differences in accounting for employee benefits described in footnotes (d.i) through (d.iv) had on the reconciliations of net income and stockholders' equity determined in accordance with IFRS to net

income and stockholders' equity determined in accordance with US GAAP for 2005 and 2004. Your current disclosures are not considered adequate as they only describe the impact that the difference in accounting described in footnote (d.iv.) had on your net income (loss) for 2005 and 2004.

(e)Impairment of property, plant and equipment, page F-93

21.   Please explain why the difference in accounting for impairments of property, plant and equipment under IFRS versus US GAAP had a negative impact on US GAAP net income of €57 million in 2005 and a positive impact on US GAAP net earnings of €72 million in 2004.

(f) Restructuring provisions, page F-94

22.   Please explain why the difference in accounting for restructuring provisions under IFRS versus US GAAP had a positive impact on US GAAP net income of €111 million in 2005 and a negative impact on US GAAP net earnings of €62 million in 2004.

(k) Other accounting differences, page F-96

23.   Please revise footnotes (k.ii.) through (k.iv.) to quantify the impact that each of the differences in accounting between IFRS and US GAAP had on the reconciliations of net income and stockholders' equity under IFRS to that determined under US GAAP for each of the periods presented. Consideration should be given to providing a tabular summary in your footnotes which reconciles the various adjustments described in footnotes (k.i.) to (k.iv.) to the aggregate adjustments reflected in the reconciliations of net income and stockholders' equity.

(l) Accounting for deferred income taxes, page F-98

24.   Please tell us and revise footnote (l) to explain in further detail how the adjustments for deferred income taxes included in the reconciliations of net income under IFRS to net income under US GAAP for 2005 and 2004 were calculated or determined.

 (39) Transition to International Financial Reporting Standards (IFRS), page F-120

25.   Please describe for us and revise your filing to include any material adjustments required to the statements of cash flows in your transition from Italian GAAP to IFRS. If no material adjustments were required, please explain why. Refer to paragraph 38 and 40 of IFRS 1.

Reconciliation of Stockholders' Equity, page F-124

26.   Please explain the nature of the amounts included in the reconciling item Other adjustments representing €(243) and €(232) million at January 1 and December 31, 2004.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief